Prospectus: May 1, 2000

Jefferson Pilot Variable Fund, Inc.

Shares of the Jefferson Pilot Variable Fund, Inc. are available as investment options within variable life insurance policies and variable annuities issued by Jefferson Pilot Financial Insurance Company, Alexander Hamilton Life Insurance Company of America, and their subsidiaries and affiliates. The Portfolios of the Jefferson Pilot Variable Fund, Inc. are:

International Equity Portfolio

World Growth Stock Portfolio

Global Hard Assets Portfolio

Emerging Growth Portfolio

Capital Growth Portfolio

Small Company Portfolio

Growth Portfolio

S&P 500 Index Portfolio

Value Portfolio

Balanced Portfolio

High Yield Bond Portfolio

Money Market Portfolio

The Securities and Exchange Commission does not guarantee that the information in this prospectus is accurate or complete, nor has it approved or disapproved these securities. It is a criminal offense to state otherwise.

JEFFERSON PILOT
FINANCIAL

contents

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus, in the Statement of Additional Information, and in the attached prospectus for the policy.

A look at objectives, strategies, risks, and past performance for each portfolio

►INTERNATIONAL EQUITY PORTFOLIO

Investment Objectives:

The International Equity Portfolio's investment objective is long-term capital appreciation. The Portfolio will be "non-diversified" as defined in the Investment Company Act of 1940. See "Main Risk Factors" below.

Principal Investment Strategies:

The Portfolio will seek to achieve its objective by investing at least 65% of its total assets in equity and equity-related securities (including Depository Receipts) of companies from countries outside of the United States. Issuers of such securities may include smaller, emerging companies.

While the investment policy of the Portfolio is to be broadly diversified as to both countries and individual issuers, the Sub-Adviser, Lombard Odier International Portfolio Management Limited ("Lombard Odier"), selects individual countries and securities based upon criteria such as return on equity, book value, earnings, dividends, and interest rates in each market. Lombard Odier primarily looks for strong earnings growth at a reasonable price and will also endeavor to identify industry, political, and geographical trends which may affect equity values within individual countries or among a group of countries.

Once purchased, a stock can be sold for positive (successful) and negative (defensive) reasons. Positive reasons include: controlling the size of the holding; achieving the performance objectives; and locking in a profit. Negative reasons would include: deteriorating fundamental or technical outlook; better ideas; and to prevent conspicuous underperformance from adversely affecting overall Portfolio performance.

The Portfolio may lend portfolio securities to unaffiliated brokers, dealers and financial institutions provided that (a) immediately after any such loan, the value of the securities loaned does not exceed 15% of the total value of the Portfolio's assets, and (b) any securities loan is collateralized in accordance with applicable regulatory requirements. The Portfolio may purchase securities on a when-issued basis. The Portfolio may invest up to 10% of its assets in illiquid securities.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

Since the International Equity Portfolio is not "diversified" as defined by the Investment Company Act of 1940, it may invest a greater percentage of its assets in any single issuer or on a single industry than otherwise permissible for a diversified investment company. As a result, the portfolio will be more susceptible to adverse developments affecting any single issuer or industry. The Portfolio is intended for investors who can accept the risks involved in investments in equity and equity-related securities of non-U.S. issuers, as well as in foreign currencies and in the active management techniques that the Portfolio generally employs.

The main risk factors are as follows:

- ◆ *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings or other factors. As a result, your investment may decline in value.
- ◆ *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Changes in currency exchange rates could reduce gains or create losses.
- ◆ *Emerging Growth Risk:* The Portfolio is slightly tilted towards companies that are below the index average in terms of market capitalization. Investments in such companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.
- ◆ *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.

Performance Tables (International Equity Portfolio)

The tables below illustrate the risks of investing in the International Equity Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)


32.54%
21.66%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1998* **+20.42%**

Worst Quarter-*3rd quarter, 1998* **-12.93%**

Total Return Comparison(A)	1 YR	Since Inc.[1]
International Equity	32.54%	27.02%
MSCI EAFE Index	25.27%	21.70%

[1]Return calculated from inception date, 1/1/98.

Financial Highlights (International Equity Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance since inception on 1/1/98. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.
This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$12.12	$10.00
INCOME FROM INVESTMENT OPERATIONS		
Net investment income	(0.01)	
Net gains and losses on securities and foreign currency (both realized and unrealized)	3.96	2.16
Total from investment operations	3.95	2.16
LESS DISTRIBUTIONS TO SHAREHOLDERS		
Dividends from net investment income		
Dividends in excess of net investment income		
Distributions from capital gains		(0.04)
Distributions in excess of capital gains		
Returns of capital		
Total distributions	0.00	(0.04)
Net asset value, end of year	$16.07	$12.12
Total Return (A)	32.54%	21.66%
Ratios to Average Net Assets:		
Expenses	1.25%	1.55%
Net investment income	(0.05%)	0.04%
Portfolio Turnover Rate	71.98%	77.23%
Net Assets, At end of year	$35,640,381	$16,576,281

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to separate accounts or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶WORLD GROWTH STOCK PORTFOLIO

Investment Objectives:

The investment objective of the World Growth Stock Portfolio is long-term capital growth, which it seeks to achieve through a flexible policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.

Principal Investment Strategies:

The World Growth Stock Portfolio seeks investment opportunities in all types of securities issued by companies or governments of any nation. Investments are primarily made in common stocks, but may also include preferred stocks and certain debt securities. The Portfolio will generally be composed of investments from among many different industries. As a general matter, the Portfolio will be invested in a minimum of five different foreign countries.

The Sub-Adviser, Templeton Global Advisors Limited ("Templeton"), emphasizes a "value" approach to selecting stocks with the goal of identifying those companies selling at the greatest discount to future intrinsic value. Templeton employs a "bottom-up" selection process which focuses on the financial condition and competitiveness of individual companies. While historical value measures (e.g. P/E ratios, operating profit margins, liquidation value) are important to this process, the primary factor in selecting individual stocks is a company's current price relative to its future or long-term earnings potential, or real book value, whichever is appropriate. Securities are evaluated with a five-year investment horizon. A stock may be sold because there is substantially greater value in another stock, the stock approaches the "fair value" target price, or due to a deterioration in the fundamentals upon which the stock was purchased.

The Portfolio may enter into agreements with banks or broker-dealers to purchase some securities on a "forward commitment," "when issued" or on a "delayed delivery" basis. The securities so purchased are subject to market fluctuations so that at the time of delivery, the value of such securities may be more or less than the purchase price.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- ◆ *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings or other factors. As a result, your investment may decline in value.
- ◆ *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Changes in currency exchange rates could reduce gains or create losses.
- ◆ *Emerging Growth Risk:* The Portfolio is slightly tilted towards companies that are below the index average in terms of market capitalization. Investments in such companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.
- ◆ *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.

Performance Tables (World Growth Stock Portfolio)

The tables below illustrate the risks of investing in the World Growth Stock Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1, 5, and 10 years to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)


-10.34%
22.47%
6.07%
33.73%
-3.05%
16.35%
19.22%
15.33%
2.85%
20.86%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1998* **+13.46%**

Worst Quarter-*3rd quarter, 1990* **-16.69%**

Total Return Comparison(A)	**1 YR**	**5 YR**	**10 YR**
World Growth Stock	20.86%	14.74%	11.62%
MSCI World Index	23.56%	18.07%	9.60%

Financial Highlights (World Growth Stock Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$21.90	$23.28	$23.31	$21.20	$19.00
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	0.41	0.56	0.53	0.49	0.45
Net gains and losses on securities and foreign currency (both realized and unrealized)	4.10	0.12	2.97	3.56	2.65
Total from investment operations	4.51	0.68	3.50	4.05	3.10
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income	(0.07)	(0.47)	(0.53)	(0.48)	(0.43)
Dividends in excess of net investment income	(0.26)		(0.03)		
Distributions from capital gains		(1.59)	(2.76)	(1.46)	(0.47)
Distributions in excess of capital gains			(0.21)		
Returns of capital					
Total distributions	(0.33)	(2.06)	(3.53)	(1.94)	(0.90)
Net asset value, end of year	$26.08	$21.90	$23.28	$23.31	$21.20
Total Return (A)	20.86%	2.85%	15.33%	19.22%	16.35%
Ratios to Average Net Assets:					
Expenses	0.88%	0.92%	0.91%	0.88%	0.96%
Net investment income	1.73%	2.44%	2.33%	2.20%	2.31%
Portfolio Turnover Rate	24.80%	33.95%	30.22%	27.50%	18.09%
Net Assets, At end of year	$133,027,008	$110,897,303	$105,567,503	$91,995,634	$73,692,357

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate accounts or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶GLOBAL HARD ASSETS PORTFOLIO

Investment Objectives:

The Portfolio seeks long-term capital appreciation by globally investing primarily in "Hard Asset Securities." Income is a secondary consideration.

Principal Investment Strategies:

Hard Asset Securities include equity and debt securities of "Hard Asset Companies" and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. "Hard Asset Companies" includes companies that are directly or indirectly (whether through supplier relationships, servicing agreements or otherwise) engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together "Hard Assets"): (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) oil and gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest productions, (v) real estate and (vi) other basic non-agricultural commodities.

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in "Hard Asset Securities" and the Portfolio will invest at least 5% of its assets in each of the first five sectors listed above. The Portfolio has a fundamental policy of concentrating in such industries and may invest up to 50% of its assets in any one of the above sectors during periods when the Sub-Adviser, Van Eck Associates Corporation, believes that a particular sector offers highly attractive opportunities based upon valuations, industry timeliness, important technological developments or other appropriate considerations. Therefore, it may be subject to greater risks and market fluctuations than other investment companies with more diversified portfolios.

The Portfolio seeks investment opportunities worldwide. Under normal conditions, the Portfolio will invest its assets in at least three countries including the United States. There is no limitation or restriction on the amount of assets to be invested in any one country, developed or underdeveloped. Global investing involves economic and political conditions not typically applicable to the U.S. markets.

The Portfolio may invest in lower quality, high-yielding debt securities (commonly referred to as "junk bonds") of Hard Asset Companies rated as low as CCC by S&P or Caa by Moody's. Although the Global Hard Assets Portfolio will not invest in real estate directly, it may invest up to 50% of its assets in equity securities of Real Estate Investment Trusts ("REITs") and other real estate industry companies or companies with substantial real estate investments. REITs are pooled investment vehicles which invest primarily in income producing real estate or real estate related loans or interests. The Global Hard Assets Portfolio may make short sales of equity securities. Short sales may incur higher transaction costs than regular securities transactions.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, or other factors. As a result, your investment may decline in value.
- *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers are subject. Changes in currency exchange rates could reduce gains or create losses.
- *Active Trading:* The Portfolio's active trading approach will increase trading costs which may affect performance. High portfolio turnover can on some occasions result in significant tax consequences to investors. (See "Portfolio Turnover" at page 28.)
- *Hard Asset Securities:* Hard Asset Securities entail certain risks including, but not limited to greater volatility of energy and basic material prices, instability of supply, risks associated with extraction of natural resources, and governmental events which could affect production and marketing.
- *Illiquidity:* The Portfolio may hold illiquid securities which may be difficult to sell at satisfactory prices.
- *Credit:* The ability of issuers of fixed income securities to make principal and interest payments timely.
- *Precious Metals:* Precious metal trading is highly speculative and its markets are at times volatile. Prices are affected by factors such as cyclical economic conditions, political events and monetary policies of various countries. Due to U.S. tax law, the Portfolio may be required to hold or sell precious metals when it would not otherwise do so.
- *REITs:* REITs are subject to risks associated with real estate and in addition, interest rate risk, heavy cash flow dependency, default by borrowers, self-liquidation, and failure to qualify for tax exemption for distributed income.

Performance Tables (Global Hard Assets Portfolio)

The tables below illustrate the risks of investing in the Global Hard Assets Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1, 5, and 10 years to the returns of a broad-based index (S&P 500) and to the returns of a more narrowly based index (Lipper Benchmark) which better reflects the market sectors in which the Portfolio invests. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)



64.29%
19.15%
2.76%
2.57%
-24.26%
-5.51%
-3.25%
-13.78%
-44.63%
-13.85%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*2nd quarter, 1993* **+29.53%**

Worst Quarter-*4th quarter, 1997* **-32.39%**

Total Return Comparison(A)	1 YR	5 YR	10 YR
Global Hard Assets	19.15%	-9.74%	-5.18%
S&P 500 Index	21.04%	28.51%	18.17%
Lipper Benchmark	31.02%	-8.49%	-3.71%

The investment objective of the Portfolio was changed on 5/1/98. The Lipper Benchmark reflects the performance of the Lipper Gold Fund Average from 8/1/85 through 4/30/98 and the Lipper Natural Resources Fund Average from 5/1/98 through 12/31/99. The Lipper Gold Fund and Natural Resources Fund averages are based on the returns of all mutual funds within the corresponding objective as compiled by Lipper Analytical Services.

Financial Highlights (Global Hard Assets Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$ 7.55	$ 8.92	$ 16.60	$16.61	$16.25
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	0.14	0.17	0.02	(0.03)	0.05
Net gains and losses on securities and foreign currency (both realized and unrealized)	1.31	(1.41)	(7.30)	0.45	0.40
Total from investment operations	1.45	(1.24)	(7.28)	0.42	0.45
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income	(0.01)	(0.13)	(0.02)		(0.05)
Dividends in excess of net investment income			(0.07)		(0.04)
Distributions from capital gains				(0.43)	
Distributions in excess of capital gains			(0.31)		
Returns of capital					
Total distributions	(0.01)	(0.13)	(0.40)	(0.43)	(0.09)
Net asset value, end of year	$ 8.99	$ 7.55	$ 8.92	$16.60	$16.61
Total Return (A)	19.15%	(13.85%)	(44.63%)	2.57%	2.76%
Ratios to Average Net Assets:					
Expenses	1.17%	1.44%	1.07%	1.04%	1.01%
Net investment income	1.51%	2.13%	0.63%	(0.11%)	0.24%
Portfolio Turnover Rate	215.51%	193.80%	19.70%	64.78%	23.98%
Net Assets, At end of year	$5,524,726	$4,333,663	$5,204,654	$7,554,427	$6,867,645

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

►EMERGING GROWTH PORTFOLIO

Investment Objectives:

The Emerging Growth Portfolio seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long term growth of capital.

Principal Investment Strategies:

The Portfolio invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts for those securities, of emerging growth companies. The Portfolio may invest up to 25% of its total assets in foreign securities. Emerging growth companies are companies which the Sub-Adviser, Massachusetts Financial Services Company ("MFS"), believes are either:

- early in their life cycle, but which have the potential to become major enterprises, or
- are major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

MFS uses a "bottom-up" investment style in managing the Portfolio. This means that securities are selected based upon fundamental analysis performed by MFS' large group of equity research analysts focusing on the financial condition and competitiveness of individual companies. Securities are not selected based upon the type of industries to which they belong.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Shares of the Portfolio, therefore, are subject to greater fluctuation in value than shares of a conservative equity Portfolio or of a growth Portfolio which invests entirely in proven growth stocks. Given the above-average investment risk inherent to the Emerging Growth Portfolio, investment in shares of the Portfolio should not be considered a complete investment program and may not be appropriate for all investors. The main risks of investing in the Portfolio are:

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- *Emerging Growth Risk:* Investments in emerging growth companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies. This is because emerging growth companies often have narrower markets and more limited managerial and financial resources than larger, more established companies.
- *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Changes in currency exchange rates could reduce gains or create losses.
- *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.
- *Active Trading:* The Portfolio's active trading approach will increase trading costs which may affect performance. High portfolio turnover can on some occasions result in significant tax consequences to investors. (See "Portfolio Turnover, at page 28.)

Performance Tables (Emerging Growth Portfolio)

The tables below illustrate the risks of investing in the Emerging Growth Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(B)


76.51%
32.93%
18.30%
20.47%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1999*	**+55.83%**
Worst Quarter-*3rd quarter, 1998*	**-13.50%**

Total Return Comparison(B)	**1 YR**	**Since Inc.[1]**
Emerging Growth	76.51%	37.62%
Russell 2000 Index	21.26%	16.27%

[1]Return calculated from inception date, 5/1/95.

Financial Highlights (Emerging Growth Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	**Year Ended December 31, 1998**	**Year Ended December 31, 1997**	**Year Ended December 31, 1996**	**Period From May 1, 1995 Through December 31, 1995(A)**
Net asset value, beginning of year	$ 23.04	$17.47	$ 15.23	$13.29	$10.00
INCOME FROM INVESTMENT OPERATIONS					
Net investment loss	(0.10)	(0.11)	(0.07)	(0.05)	(0.04)
Net gains and losses on securities and foreign currency (both realized and unrealized)	17.73	5.85	3.19	2.48	3.33
Total from investment operations	17.63	5.74	3.12	2.43	3.29
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income					
Dividends in excess of net investment income					
Distributions from capital gains		(0.06)	(0.88)	(0.49)	
Distributions in excess of capital gains		(0.11)			
Returns of capital					
Total distributions	0.00	(0.17)	(0.88)	(0.49)	0.00
Net asset value, end of year	$ 40.67	$23.04	$ 17.47	$15.23	$13.29
Total Return (B)	76.51%	32.93%	20.47%	18.30%	32.91%
Ratios to Average Net Assets:					
Expenses	0.94%	0.94%	1.00%	1.16%	1.63%(C)
Net investment income	(0.42)%	(0.61%)	(0.61%)	(0.48%)	(0.84%)(C)
Portfolio Turnover Rate	163.56%	77.07%	122.85%	94.58%	30.31%
Net Assets, At end of year	$189,472,948	$95,795,377	$56,229,175	$30,794,030	$11,439,524

(A) Per share data calculated from the initial offering date, May 1, 1995, for sale to Jefferson Pilot Financial Separate Account A.

(B) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods less than one year have not been annualized.

(C) Per share data and ratios calculated on an annualized basis.

▶CAPITAL GROWTH PORTFOLIO

Investment Objectives:

The investment objective of the Capital Growth Portfolio is to seek capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.

Principal Investment Strategies:

The Capital Growth Portfolio will invest primarily in common stocks when the Sub-Adviser, Janus Capital Corporation ("Janus"), believes that the market environment favors investment in those securities. Common stock investments are selected in industries and companies that Janus believes are experiencing favorable demand for their products and services and that operate in a favorable environment from a competitive and regulatory standpoint. The Portfolio may also invest in U.S. Government Obligations, corporate bonds and debentures, high grade commercial paper, preferred stocks, convertible securities, warrants or other securities of U.S. issuers when Janus perceives an opportunity for capital growth from such securities or so that the Portfolio may receive a return on its idle cash. Investments may also be made in foreign securities. Pursuant to an exemptive order received by Janus from the SEC, the Portfolio may also invest in money market funds managed by Janus as a means of receiving a return on idle cash.

Janus generally takes a "bottom up" approach to building the Portfolio, focusing on the financial condition and competitiveness of individual companies. Janus seeks to identify companies with earnings growth potential that may not be recognized by the market at large. Although themes may emerge, securities are generally selected without regard to any defined industry sector or other similarly defined selection procedure.

It is the policy of the Capital Growth Portfolio to purchase and hold securities for capital growth. However, changes in the Portfolio will generally be made without reference to the length of time a security has been held. Thus, a significant number of short-term transactions may result. To a limited extent, the Portfolio may also purchase individual securities in anticipation of relatively short-term price gains, and the rate of portfolio turnover will not be a determining factor in the sale of such securities.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- *Small Company Risk:* Investments in small companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies. This is because small companies often have narrower markets and more limited managerial and financial resources than larger, more established companies.
- *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.
- *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers are subject. Changes in currency exchange rates could reduce gains or create losses.

Performance Tables (Capital Growth Portfolio)

The tables below illustrate the risks of investing in the Capital Growth Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year, 5 years, and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)



24.73%
-3.26%
41.74%
19.25%
29.41%
38.47%
44.66%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1999* **+30.98%**

Worst Quarter-*3rd quarter, 1998* **-12.19%**

Total Return Comparison(A)	1 YR	5 YR	Since Inc.[1]
Capital Growth	44.66%	34.38%	28.21%
S&P 500 Index	21.04%	28.51%	20.62%

[1]Return calculated from inception date, 5/1/92.

Financial Highlights (Capital Growth Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$27.90	$21.23	$17.26	$ 17.38	$ 13.38
INCOME FROM INVESTMENT OPERATIONS					
Net investment income (loss)	(0.12)	(0.09)	0.00	0.05	0.03
Net gains and losses on securities and foreign currency (both realized and unrealized)	12.31	8.25	4.99	3.24	5.56
Total from investment operations	12.19	8.16	4.99	3.29	5.59
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income				(0.05)	(0.03)
Dividends in excess of net investment income					
Distributions from capital gain	(0.82)	(1.49)	(0.81)	(3.36)	(1.56)
Distributions in excess of capital gains			(0.21)		
Returns of capital					
Total distributions	(0.82)	(1.49)	(1.02)	(3.41)	(1.59)
Net asset value, end of year	$39.27	$27.90	$21.23	$ 17.26	$ 17.38
Total Return (A)	44.65%	38.47%	29.41%	19.25%	41.74%
Ratios to Average Net Assets:					
Expenses	1.03%	1.09%	1.09%	1.13%	1.15%
Net investment income	(0.42)%	(0.38%)	0.02%	0.30%	0.21%
Portfolio Turnover Rate	41.65%	54.58%	91.66%	147.82%	170.32%
Net Assets, At end of year	$365,864,399	$198,002,451	$124,123,995	$70,832,162	$49,853,029

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶SMALL COMPANY PORTFOLIO

Investment Objectives:

The investment objective of the Small Company Portfolio is to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies.

Principal Investment Strategies:

The mix of assets of the Portfolio will vary with prevailing economic and market conditions. Generally, at least 65% of the Portfolio's gross assets will be invested in common stocks of small companies, which are defined for this purpose as companies with market capitalizations equal to or less than the capitalization of the largest company in the Russell 2000® Index. The Portfolio may also invest in other equity related securities such as preferred stocks and bonds convertible into common stock.

The Sub-Adviser, Lord, Abbett & Co. ("Lord Abbett"), focuses on companies with long-range growth potential, particularly smaller companies considered to be in the developing growth phase. This phase is a period of swift development, when growth occurs at a rate rarely equaled by established companies in their mature years. Lord Abbett uses a three-step investment decision making process to capitalize on opportunities in undervalued market sectors, industries, or individual company situations. Common stocks are selected based on the following steps, which emphasize relative value and fundamentals:

- *First,* the universe of stocks is subjected to several systematic quantitative valuation screens to identify superior growth stock candidates.
- *Second,* the portfolio manager and research team look to narrow the list of potential holdings to those likely to produce superior returns over a thirty-six month time frame by analyzing the dynamics of each company within its industry and within the economy.
- *Third,* stocks are finally selected based on long-term growth prospects, solid fundamentals, and good valuation support.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

The Portfolio is appropriate for investors who have financial goals five years or more in the future, and who are comfortable with the risks described here. The main risk factors for the Portfolio are as follows:

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- *Small Company Risk:* Investments in small companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies. This is because small companies often have narrower markets and more limited managerial and financial resources than larger, more established companies.
- *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.

Performance Tables (Small Company Portfolio)

The tables below illustrate the risks of investing in the Small Company Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1, 5, and 10 years to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)



33.23%
26.52%
15.89%
7.66%
29.72%
16.46%
23.60%
14.20%
-18.57%
-11.78%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1999* **+21.92%**

Worst Quarter-*3rd quarter, 1998* **-22.19%**

Total Return Comparison(A)	**1 YR**	**5 YR**	**10 YR**
Small Company	14.20%	13.47%	12.41%
Russell 2000 Growth Index	43.09%	18.99%	13.51%

Financial Highlights (Small Company Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	**Year Ended December 31, 1998**	**Year Ended December 31, 1997**	**Year Ended December 31, 1996**	**Year Ended December 31, 1995**
Net asset value, beginning of year	$ 16.24	$ 20.43	$18.19	$17.87	$15.94
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	(0.02)	0.22	0.09	0.06	0.15
Net gains and losses on securities (both realized and unrealized)	2.22	(2.59)	4.17	2.85	4.48
Total from investment operations	2.20	(2.37)	4.26	2.91	4.63
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income	(0.02)	(0.19)	(0.09)	(0.06)	(0.15)
Dividends in excess of net investment income					
Distributions from capital gains	(0.37)	(1.63)	(1.93)	(2.53)	(2.55)
Distributions in excess of capital gains					
Returns of capital					
Total distributions	(0.39)	(1.82)	(2.02)	(2.59)	(2.70)
Net asset value, end of year	$ 18.05	$ 16.24	$20.43	$18.19	$17.87
Total Return (A)	14.20%	(11.78%)	23.60%	16.46%	29.72%
Ratios to Average Net Assets:					
Expenses	0.86%	0.87%	0.83%	0.85%	0.87%
Net investment income	(0.14%)	1.23%	0.47%	0.31%	0.95%
Portfolio Turnover Rate	143.95%	43.06%	52.92%	49.75%	64.17%
Net Assets, At end of year	$92,991,539	$78,343,648	$81,505,107	$62,166,366	$48,517,886

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶GROWTH PORTFOLIO

Investment Objectives:

The investment objective of the Growth Portfolio is to seek capital growth by investing in equity securities that the Sub-Adviser believes have above-average growth prospects.

Principal Investment Strategies:

Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks and securities that are convertible into common or preferred stocks, such as warrants and convertible bonds. While the emphasis of the Growth Portfolio is clearly on equity securities, the Growth Portfolio may invest a limited portion of its assets in debt obligations when the Portfolio's Sub-Adviser, Strong Capital Management, Inc. ("Strong"), perceives that they are more attractive than stocks on a long-term basis.

The Growth Portfolio focuses on stocks of companies that are believed to have favorable prospects for accelerating growth of earnings but are selling at reasonable valuations based on earnings, cash flow, or asset value. The Portfolio can include stocks of any size. The Portfolio may decide to sell a stock when the company's growth prospects become less attractive. In identifying companies with favorable growth prospects, Strong ordinarily looks to certain other characteristics, such as the following:

- ◆ prospects for above-average sales and earnings growth,
- ◆ high return on invested capital,
- ◆ overall financial strength, including sound financial and accounting policies and a strong balance sheet,
- ◆ competitive advantages, including innovative products and service
- ◆ effective research, product development, and marketing, and
- ◆ stable, capable management.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective. The Portfolio may purchase obligations on a when-issued or forward commitment basis, loan its portfolio securities, and borrow from banks. The Growth Portfolio may invest up to 15% of its assets in illiquid securities.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

The Portfolio is appropriate for investors who have financial goals five years or more in the future, and who are comfortable with the risks described here. The main risk factors for the Portfolio are the following:

- ◆ *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- ◆ *Emerging Growth Risk:* The Portfolio is slightly tilted towards companies that are below the index average in terms of market capitalization. Investments in such companies may be subject to more abrupt or erratic market movements and may involve greater risks than investments in other companies.
- ◆ *Liquidity:* Many small company stocks trade less frequently and in smaller volume than stocks of larger companies, and the Portfolio may experience difficulty in closing out positions at prevailing market prices.
- ◆ *Active Trading:* The Portfolio's active trading approach will increase trading costs which may affect performance. High portfolio turnover can on some occasions result in significant tax consequences to investors. (See "Portfolio Turnover" at page 28.)
- ◆ *Credit:* The Portfolio may invest in below investment-grade debt securities. Such securities are considered, on balance, speculative with respect to capacity to pay interest, dividends and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher rating categories.

Performance Tables (Growth Portfolio)

The tables below illustrate the risks of investing in the Growth Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)


80.36%
31.14%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1999* **+57.11%**

Worst Quarter-*3rd quarter, 1998* **-10.87%**

Total Return Comparison(A)	1 YR	Since Inc.[1]
Growth	80.36%	53.88%
Russell Mid-Cap Growth Index	51.29%	33.91%

[1]Return calculated from inception date, 1/1/98.

Financial Highlights (Growth Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance since inception on 1/1/98. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.
This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$ 13.11	$ 10.00
INCOME FROM INVESTMENT OPERATIONS		
Net investment income (loss)	(0.06)	(0.05)
Net gains and losses on securities and foreign currency (both realized and unrealized)	10.50	3.16
Total from investment operations	10.44	3.11
LESS DISTRIBUTIONS TO SHAREHOLDERS		
Dividends from net investment income		
Dividends in excess of net investment income		
Distributions from capital gains	(0.17)	
Distributions in excess of capital gains		
Returns of capital		
Total distributions	(0.17)	0.00
Net asset value, end of period	$ 23.38	$ 13.11
Total Return (A)	80.36%	31.14%
Ratios to Average Net Assets:		
Expenses	0.96%	1.08%
Net investment income	(0.54%)	(0.47%)
Portfolio Turnover Rate	326.19%	283.36%
Net Assets, At end of year	$44,334,220	$11,543,742

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

►S&P 500 INDEX PORTFOLIO

Investment Objectives:

The S&P 500 Portfolio seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.

Principal Investment Strategies:

The Portfolio pursues its objectives by investing in all the securities that make up the S&P 500 Index, although the Portfolio reserves the right not to invest in every security in the S&P 500 Index if it is not practical to do so under the circumstances. Under normal market conditions the Portfolio will invest at least 90% of its total assets in benchmark securities. The S&P 500 Index is a widely used measure of large US company stock performance. The stocks in the S&P 500 account for nearly three-quarters of the value of all US stocks. The index consists of the common stocks of 500 major corporations selected according to:

- ◆ size;
- ◆ frequency and ease by which their stocks trade; and
- ◆ range and diversity of the American economy.

The Portfolio may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the Portfolio to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Portfolio has not yet invested new shareholder money.

The Portfolio may not track the performance of the index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Portfolio, and differences between how and when the Portfolio and the index are valued.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

Many factors affect the Portfolio's performance. The Portfolio's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political or financial developments. Issuer, political or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as whole. The Portfolio's reaction to these developments will depend on the Portfolio's level of investment in the securities of the issuer(s) or industries affected by such developments. The main risks of investing in the Portfolio are:

- ◆ *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- ◆ *Derivatives:* The Portfolio may invest in stock index futures. An index futures contract is considered a derivative because it derives its value from the price of the index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices.
- ◆ *No Individual Selection of Stocks:* No attempt is made to individually select stocks because the S&P 500 Index Portfolio is managed by determining which securities are to be purchased or sold to replicate, to the extent feasible, the S&P 500 Index.

---

(1) "Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500®" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jefferson Pilot Variable Corporation. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

▶VALUE PORTFOLIO (formerly, the Growth and Income Portfolio)

Investment Objectives:

The objective of the Value Portfolio is to seek long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, to seek a reasonable level of current income.

Principal Investment Strategies:

The Value Portfolio invests at least 80% of its assets in common stocks and other equity securities such as preferred stocks, warrants or rights to buy equity securities, and securities convertible into common stock. The Portfolio pursues its objectives primarily by investing in equity securities of value companies. Value companies are companies whose earnings power or asset value does not appear to be reflected in the current stock price. As a result, value companies look underpriced according to financial measurements of their intrinsic worth or business prospects. These measurements include price-to-earnings, price-to-book value and debt-to-equity ratios. The portfolio manager determines value based upon research and analysis, taking all relevant factors into account. Securities are sold when the fundamentals begin to deteriorate, and when the valuation becomes excessive.

The Value Portfolio intends to pursue its secondary objective of seeking income by investing at least 60% of its assets in securities which have paid dividends or interest within the preceding 12 months. However, the Portfolio may invest in securities not currently paying dividends where the Sub-Adviser, Credit Suisse Asset Management, LLC ("Credit Suisse"), anticipates that they will increase in value, and the Portfolio's dividend distribution will vary and may be low. The Portfolio may invest up to 10% of its assets in fixed income securities and up to an additional 10% of its assets in convertible securities rated below investment-grade at the time of purchase.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, disappointing earnings results or other factors. As a result, your investment may decline in value.
- *Credit:* The Portfolio may invest in below investment-grade debt securities. Such securities are considered, on balance, speculative with respect to capacity to pay interest, dividends and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher rating categories.
- *Value Stocks:* Value stocks may never reach what the portfolio manager believes to be its full value, or may even go down in price. Different types of stocks (such as "growth" vs. "value" stocks) tend to shift in and out of favor depending upon market and economic conditions. Accordingly, the Portfolios' performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks).

Performance Tables (Value Portfolio)

The tables below illustrate the risks of investing in the Value Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year, 5 years, and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)


14.94%
-4.24%
33.58%
22.88%
28.92%
12.63%
5.75%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1998* **+16.14%**

Worst Quarter-*3rd quarter, 1998* **-14.34%**

Total Return Comparison(A)	1 YR	5 YR	Since Inc.[1]
Value	5.75%	20.31%	15.41%
S&P 500 Index	21.04%	28.51%	20.62%

[1]Return calculated from inception date, 5/1/92.

Financial Highlights (Value Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.
This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of year	$19.12	$17.11	$ 16.91	$14.41	$11.22
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	0.17	0.15	0.15	0.18	0.15
Net gains and losses on securities (both realized and unrealized)	0.92	2.01	4.67	3.12	3.62
Total from investment operations	1.09	2.16	4.82	3.30	3.77
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income		(0.15)	(0.15)	(0.18)	(0.15)
Dividends in excess of net investment income					
Distributions from capital gains	(0.15)		(4.21)	(0.62)	(0.29)
Distributions in excess of capital gains			(0.26)		(0.14)
Returns of capital					
Total distributions	(0.15)	(0.15)	(4.62)	(0.80)	(0.58)
Net asset value, end of year	$20.06	$19.12	$ 17.11	$16.91	$14.41
Total Return (A)	5.75%	12.63%	28.92%	22.88%	33.58%
Ratios to Average Net Assets:					
Expenses	0.85%	0.86%	0.85%	0.88%	0.92%
Net investment income	0.89%	0.87%	1.03%	1.39%	1.50%
Portfolio Turnover Rate	99.60%	66.19%	129.53%	35.69%	32.30%
Net Assets, At end of year	$76,424,174	$65,309,530	$39,678,076	$23,711,696	$13,126,023

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate accounts or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

►BALANCED PORTFOLIO

Investment Objectives:

The investment objective of the Balanced Portfolio is to seek reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.

Principal Investment Strategies:

The Balanced Portfolio pursues its objective by normally investing 40–60% of its assets in securities selected primarily for their growth potential and 40–60% of its assets in securities primarily selected for their income potential. The Sub-Adviser, Janus Capital Corporation ("Janus"), shifts assets between growth and income securities based on an analysis of relevant market, financial and economic conditions. The Portfolio will place a greater emphasis on growth securities if it is believed that they will provide better returns than the yields then available or expected on income-producing securities. Although it is the policy of the Portfolio to purchase and hold securities for capital growth, changes in the Portfolio will generally be made without reference to the length of time a security has been held.

Growth securities are expected to consist primarily of common stocks, but may also include warrants, preferred stocks and convertible securities. Because income is a part of the investment objective, Janus may consider dividend-paying characteristics in selecting common stocks. Janus generally takes a "bottom-up" approach to selecting stocks, focusing on the financial condition and competitiveness of individual companies. Janus seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large. This assessment is made by looking at companies one at a time, regardless of size, country of organization, place of principal business activity, or other similar selection criteria.

Income securities will consist of securities that Janus believes have income potential. Such securities may include equity securities, convertible securities and all types of debt securities. At least 25% of the Portfolio's total assets will be invested in fixed income securities. Janus may invest up to 35% of the Portfolio's total assets in bonds rated below investment-grade (i.e. high yield bonds).

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective. Pursuant to an exemptive order received by Janus from the SEC, the Portfolio may also invest in money market funds managed by Janus as a means of receiving a return on idle cash.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, or other factors. As a result, your investment may decline in value.
- *Interest Rates:* The value of bonds in the Portfolio will vary with changes in interest rates. As a result, the net asset value of the shares of the Portfolio will also fluctuate with changes in interest rates.
- *Credit:* The Portfolio may invest up to 35% of its total assets in below investment-grade bonds. Such securities are considered, on balance, speculative with respect to capacity to pay interest, dividends and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher rating categories.

Performance Tables (Balanced Portfolio)

The tables below illustrate the risks of investing in the Balanced Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year, 5 years, and since inception to the returns of a broad-based index (S&P 500) and the returns of a more narrowly based index (Balanced Benchmark) which better reflects the market sectors in which the Portfolio invests. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)


9.27%
-1.33%
22.35%
10.56%
16.33%
17.74%
22.26%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1999* **+16.36%**

Worst Quarter-*3rd quarter, 1998* **-6.19%**

Total Return Comparison(A)	**1 YR**	**5 YR**	**Since Inc.[1]**
Balanced	22.26%	17.77%	13.54%
S&P 500 Index	21.04%	28.51%	20.62%
Balanced Benchmark[2]	10.91%	17.46%	12.25%

[1] Return calculated from inception date, 5/1/92.

[2] The Balanced Benchmark is a 50%/40%/10% blended index of the S&P 500, Lehman Aggregate, and 90 Day T-Bill Indices.

Financial Highlights (Balanced Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	**Year Ended December 31, 1998**	**Year Ended December 31, 1997**	**Year Ended December 31, 1996**	**Year Ended December 31, 1995**
Net asset value, beginning of year	$ 12.71	$ 11.75	$ 12.07	$ 11.91	$ 10.62
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	0.31	0.24	0.30	0.26	0.37
Net gains and losses on securities (both realized and unrealized)	2.47	1.84	1.60	0.99	1.99
Total from investment operations	2.78	2.08	1.90	1.25	2.36
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income		(0.24)	(0.30)	(0.26)	(0.37)
Dividends in excess of net investment income					
Distributions from capital gains	(0.22)	(0.88)	(1.64)	(0.83)	(0.70)
Distributions in excess of capital gains			(0.28)		
Returns of capital					
Total distributions	(0.22)	(1.12)	(2.22)	(1.09)	(1.07)
Net asset value, end of year	$ 15.27	$ 12.71	$ 11.75	$ 12.07	$ 11.91
Total Return (A)	22.26%	17.74%	16.33%	10.56%	22.35%
Ratios to Average Net Assets:					
Expenses	0.97%	0.94%	0.97%	0.97%	0.99%
Net investment income	2.49%	2.08%	2.60%	2.20%	3.20%
Portfolio Turnover Rate	237.64%	247.07%	254.04%	222.35%	164.70%
Net Assets, At end of year	$53,313,418	$35,113,754	$22,637,577	$18,256,430	$14,532,268

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶HIGH YIELD BOND PORTFOLIO

Investment Objectives:

The High Yield Bond Portfolio seeks a high level of current income. The Portfolio will seek to achieve its objective by investing primarily in corporate obligations with emphasis on higher-yielding, higher risk, lower-rated or unrated securities.

Principal Investment Strategies:

Under normal conditions, the Sub-Adviser, Massachusetts Financial Services Company ("MFS"), expects that the Portfolio's assets will primarily consist of a diversified portfolio of high-yielding bonds, convertible securities and preferred stock of both domestic and foreign issuers. Fixed income securities offering the high current income sought by the Portfolio generally are lower rated bonds (junk bonds) which involve greater volatility of price and risk of principal and income than higher rated securities.

While the Portfolio focuses on bonds issued by corporations or similar entities, it may invest in all types of debt securities. The Portfolio may invest up to 15% of its assets in illiquid securities. The Portfolio may also invest up to 50% (and MFS expects generally to invest between 0% and 20%) of its total assets in foreign securities. The Portfolio may hold foreign currency received in connection with investments in foreign securities when, in the judgment of MFS, it would be beneficial to convert such currency into U.S. dollars at a later date, based on anticipated changes in the relevant exchange rate. The Portfolio may also hold foreign currency in anticipation of purchasing foreign securities. The Portfolio may purchase securities on a when-issued or forward commitment basis.

The Portfolio seeks to maximize return by taking advantage of market developments, yield disparaties and variations in the creditworthiness of issuers. In selecting investments, MFS employs a three-month "horizon" outlook as a tool in making or adjusting asset allocations to various segments of the fixed income markets. MFS performs its own independent analysis in assessing the credit quality of fixed income securities.

In order to respond to unfavorable market, economic, political or other conditions, the Portfolio may on a temporary basis place up to 100% of its total assets in cash (including foreign currency) or investment-grade short-term securities. While taking such a defensive position, the Portfolio may not be able to achieve its investment objective.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

- ◆ *Market Risk:* Prices of securities held by the Portfolio may fall due to changing economic, political or market conditions, or other factors. As a result, your investment may decline in value.
- ◆ *Interest Rates:* The value of bonds in the Portfolio will vary with changes in interest rates. As a result, the net asset value of the shares of the Portfolio will also fluctuate with changes in interest rates.
- ◆ *Credit:* The Portfolio may invest up to 100% of its net assets in below investment-grade debt securities. Such securities are considered, on balance, speculative with respect to capacity to pay interest, dividends and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher rating categories.
- ◆ *Liquidity:* The secondary market for high yield, high risk bond securities may not be as liquid as the secondary market for more highly rated securities, which may affect the Portfolio's ability to sell a particular security at a satisfactory price or to meet its liquidity needs.
- ◆ *Foreign Investments:* Investing in foreign securities involves risks relating to political, social and economic developments and instability abroad, as well as risks resulting from the lack of adequate and accurate information. Risks may also result from the differences between the regulations to which U.S. and foreign issuers and markets are subject. Changes in currency exchange rates could reduce gains or create losses.
- ◆ *Active Trading:* The Portfolio's active trading approach will increase the costs the Portfolio incurs. It may also increase the amount of capital-gains tax you pay on the Portfolio's returns.

Performance Tables (High Yield Bond Portfolio)

The tables below illustrate the risks of investing in the High Yield Bond Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1 year and since inception to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return[(A)]


0.89%
4.79%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*4th quarter, 1998* **+4.66%**

Worst Quarter-*3rd quarter, 1998* **-7.19%**

Total Return Comparison[(A)]	1 YR	Since Inc.[1]
High Yield Bond	4.79%	2.83%
Lehman Bros. High Yield Bond Index	2.39%	2.13%

[1]Return calculated from inception date, 1/1/98.

Financial Highlights (High Yield Bond Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance since inception on 1/1/98. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.
This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of year	$ 9.49	$10.00
INCOME FROM INVESTMENT OPERATIONS		
Net investment income	0.75	0.60
Net gains and losses on securities (both realized and unrealized)	(0.30)	(0.51)
Total from investment operations	0.45	0.09
LESS DISTRIBUTIONS TO SHAREHOLDERS		
Dividends from net investment income		
Dividends in excess of net investment income	(0.75)	(0.60)
Distributions from capital gains		
Distributions in excess of capital gains		
Returns of capital		
Total distributions	(0.75)	(0.60)
Net asset value, end of year	$ 9.19	$ 9.49
Total Return (A)	4.79%	0.89%
Ratios to Average Net Assets:		
Expenses	1.15%	1.24%
Net investment income	7.58%	7.85%
Portfolio Turnover Rate	43.44%	84.21%
Net Assets, At end of year	$9,401,814	$7,968,843

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

▶MONEY MARKET PORTFOLIO

Investment Objectives:

The primary objective of the Money Market Portfolio is to seek as high a level of current income as is consistent with preservation of capital and liquidity.

Principal Investment Strategies:

The money market instruments in which the Portfolio invests include:

- *U.S. Government Securities:* bonds or other debt obligations issued by, or whose principal and interest payments are guaranteed by the U.S. government or one of its agencies or instrumentalities
- *Municipal Securities and participation interests in municipal securities which are bonds or other debt obligations* of a U.S. state or political subdivision, such as a county, city, town, village, or authority and are interests in holdings of municipal obligations backed by a letter of credit or guarantee from the issuing bank
- *Repurchase Agreements:* the purchase of securities subject to agreement by another party to repurchase the obligations at a specified price and date
- *Certificates of deposit, bankers' acceptances and other obligations* of U.S. banks which are FDIC members
- *U.S. dollar obligations* of foreign branches of U.S. banks
- instruments fully secured or collateralized by such bank obligations
- *Commercial paper* or other notes which are guaranteed as to the payment of principal and interest by U.S. banks' letters of credit or collateralized by U.S. Government Obligations

The Portfolio will invest only in securities which have been rated within the two highest rating categories by rating agencies. Because the market value of debt obligations fluctuates as an inverse function of changing interest rates, the Portfolio seeks to minimize the effect of such fluctuations by investing in instruments with a remaining maturity of 397 calendar days or less at the time of investment, except for U.S. government obligations which may have a remaining maturity of 762 calendar days or less. The Portfolio will maintain a dollar-weighted average portfolio maturity of 90 days or less. The Portfolio does not attempt to maintain a stable net asset value of $1.00 per share.

Main Risk Factors (See also "Additional Risk Factors" at page 26):

An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The following are the main risk factors of the Portfolio:

- *Interest Rates:* The value of securities in the Portfolio will vary with changes in interest rates. As a result, the net asset value of the shares of the Portfolio will also fluctuate with changes in interest rates.
- *Money Market Instruments Risk:* Money market instruments provide opportunities for income with low credit risk, but may not keep pace with inflation and may result in a lower yield than would be available from debt obligations of a lower quality or longer term.

Performance Tables (Money Market Portfolio)

The tables below illustrate the risks of investing in the Money Market Portfolio by showing changes in performance from year to year and by comparing the Portfolio's average annual returns for 1, 5, and 10 years to those of a broad-based index. As with all funds, past performance is not necessarily indicative of the future.

Annual Total Return(A)



7.17%
5.15%
2.88%
2.32%
3.28%
5.06%
4.65%
4.86%
4.86%
4.57%
90
91
92
93
94
95
96
97
98
99

Best Quarter-*3rd quarter, 1990* **+1.78%**

Worst Quarter-*4th quarter, 1992* **+0.53%**

Total Return Comparison(A)	**1 YR**	**5 YR**	**10 YR**
Money Market	4.57%	4.80%	4.47%
Merrill Lynch T-Bill Index (0–3 months)	4.73%	5.23%	N/A[1]

7-day simple annualized yield: 6.45%
7-day compounded effective yield: 6.66%

[1]The Merrill Lynch T-Bill Index (0–3 months) has an inception of 6/92.

Financial Highlights (Money Market Portfolio)

The financial highlights table is intended to help you understand the Portfolio's financial performance for the past 5 years. Certain information reflects financial results for a single share. Total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Portfolio.

This information has been audited by Ernst & Young, LLP, whose report, together with the Fund's financial statements, are included in the annual report which is available upon request.

	Year End December 31, 1999	**Year Ended December 31, 1998**	**Year Ended December 31, 1997**	**Year Ended December 31, 1996**	**Year Ended December 31, 1995**
Net asset value, beginning of year	$10.37	$10.23	$10.25	$10.27	$10.25
INCOME FROM INVESTMENT OPERATIONS					
Net investment income	0.44	0.35	0.52	0.50	0.50
Net gains and losses on securities (both realized and unrealized)	0.04	0.14	(0.02)	(0.02)	0.02
Total from investment operations	0.48	0.49	0.50	0.48	0.52
LESS DISTRIBUTIONS TO SHAREHOLDERS					
Dividends from net investment income		(0.35)	(0.52)	(0.50)	(0.50)
Dividends in excess of net investment income					
Distributions from capital gains					
Distributions in excess of capital gains					
Returns of capital					
Total distributions	0.00	(0.35)	(0.52)	(0.50)	(0.50)
Net asset value, end of year	$10.85	$10.37	$10.23	$10.25	$10.27
Total Return (A)	4.57%	4.86%	4.86%	4.65%	5.06%
Ratios to Average Net Assets:					
Expenses	0.60%	0.64%	0.60%	0.62%	0.63%
Net investment income	4.46%	4.74%	4.74%	4.54%	4.89%
Portfolio Turnover Rate (B)	N/A	N/A	N/A	N/A	N/A
Net Assets, At end of year	$36,381,953	$24,416,645	$9,435,454	$7,896,257	$8,312,676

(A) Performance shown assumes reinvestment of all dividends during the year and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. If such fees and charges were included the returns would be less than those shown. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

(B) There were no purchases and/or sales of securities other than short-term obligations during the year. Therefore, the portfolio turnover rate has not been calculated.

▶ADDITIONAL RISK FACTORS

Securities and Index Options

The Growth Portfolio, the Value Portfolio, the High Yield Bond Portfolio, the Capital Growth Portfolio, the Global Hard Assets Portfolio, the S&P 500 Index Portfolio, the Balanced Portfolio, the Small Company Portfolio and the Emerging Growth Portfolio may write covered call options and purchase call and put options on securities and stock indices. The Growth Portfolio, the High Yield Bond Portfolio, the International Equity Portfolio, the Capital Growth Portfolio, the Global Hard Assets Portfolio and the Emerging Growth Portfolio may also utilize options on foreign currencies. See the Statement of Additional Information for a more detailed description of these options.

Writing (Selling) Call Options. In order to earn additional income or to protect partially against declines in the value of its securities, the Portfolios noted above may write (sell) covered call options. A Portfolio may also purchase call options to the extent necessary to close out call option positions previously written by the Portfolio. A call option gives the holder (purchaser) the right to buy and obligates the writer (seller) to sell, in return for a premium paid to the writer, the underlying security at the exercise price at any time during the option period. A call option on a securities index is similar to a call option on an individual security, except that the value of the option depends on the weighted value of the group of securities comprising the index and all settlements are made in cash rather than by delivery of a particular security.

The writing of call options on securities and securities indices involves the following risks: (i) during the option period the writer of a call option gives up the opportunity for capital appreciation above the exercise price should the market price of the underlying security increase, but retains the risk of loss should the price of the underlying security or index decline and (ii) the inability to close out options previously written, which would require the Portfolio to retain the option and the securities covering the option until its exercise or expiration.

Purchasing Put and Call Options

In order to hedge against changes in the market value of their portfolio securities, the Growth Portfolio, the High Yield Bond Portfolio, the International Equity Portfolio, the Value Portfolio, the Capital Growth Portfolio, the Balanced Portfolio, the Global Hard Assets Portfolio, the Small Company Portfolio and the Emerging Growth Portfolio may also purchase put and call options with respect to equity securities, bonds, and stock and bond indices which correlate with their portfolio securities, provided that the premiums paid for such options are limited in each case to no more than 5% of the Portfolio's total assets. A put option on a security gives the purchaser of the option, in return for the premium paid to the writer (seller), the right to sell the underlying security at the exercise price at any time during the option period. Upon exercise by the purchaser, the writer of a put option has the obligation to purchase the underlying security at the exercise price. A put option on a securities index is similar to a put option on an individual security, except that the value of the option depends on the weighted value of the group of securities comprising the index and all settlements are made in cash, rather than by delivery of a particular security.

Purchasing a put or call option on securities and securities indices involves the risk that the Portfolio may lose the premium it paid plus transaction costs.

Futures Contracts

The Value Portfolio, the Growth Portfolio, the High Yield Bond Portfolio, the International Equity Portfolio, the Capital Growth Portfolio, the Balanced Portfolio, the Global Hard Assets Portfolio, the Small Company Portfolio and the Emerging Growth Portfolio may purchase and sell futures contracts on debt securities and indexes of debt securities (i.e., interest rate futures contracts) as a hedge against or to minimize adverse principal fluctuations resulting from anticipated interest rate changes. They may also, where appropriate, enter into stock index futures contracts to provide a hedge for a portion of a Portfolio's equity holdings. Stock index futures contracts may be used as a way to implement either an increase or decrease in portfolio exposure to the equity markets in response to changing market conditions. The Capital Growth Portfolio, the Growth Portfolio, the Global Hard Assets Portfolio and the Emerging Growth Portfolio may also enter into currency futures contracts to hedge the currency fluctuations of its foreign securities. A Portfolio may also write covered call options and purchase put or call options on futures contracts of the type which that Portfolio is permitted to purchase or sell. The Portfo-

lios will not enter into futures contracts for speculation and will only enter into futures contracts that are traded on national futures exchanges. No Portfolio will enter into futures contracts or options thereon for purposes other than bona fide hedging if immediately thereafter the sum of the amounts of initial margin deposits on the Portfolio's existing futures contracts and premiums paid for options on unexpired futures contracts would exceed 5% of the value of the Portfolio's total assets.

The use of futures contracts by the Growth Portfolio, the High Yield Bond Portfolio, the Global Hard Assets Portfolio, the International Equity Portfolio, the Value Portfolio, the Capital Growth Portfolio, the Balanced Portfolio, the Small Company Portfolio and the Emerging Growth Portfolio entails certain risks, including but not limited to the following: no assurance that futures contracts transactions can be offset in closing transactions at favorable prices or at all unless a liquid secondary market exists; possible reduction of the Portfolio's income due to the use of hedging; possible reduction in value of both the securities hedged and the hedging instrument; possible lack of liquidity due to daily limits on price fluctuation; imperfect correlation between the contract and the securities being hedged; and potential losses well in excess of the amount invested in futures contracts themselves. If a Sub-Adviser's forecasts regarding movements in securities prices or interest rates are incorrect, the Portfolio's investment results may have been better without the hedge. Futures contracts and their associated risks are described in more detail in the Statement of Additional Information.

The S&P Index Portfolio may invest in stock index futures as a substitute for a comparable market position in the underlying securities. Index futures contracts are considered derivatives because they derive their value from the prices of the indexes. S&P 500 Index futures contracts derive their value from the price of the S&P 500 Index. Investing in index futures contracts can reduce the costs associated with direct investing. It also allows the Portfolio to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the Portfolio has not yet invested new shareholder money. Compared to conventional securities, index futures contracts can be more sensitive to changes in interest rates or to sudden fluctuations in market prices.

Lending of Securities

The Emerging Growth Portfolio, the Growth Portfolio, the High Yield Bond Portfolio, The S&P 500 Index Portfolio, the Global Hard Assets Portfolio and the International Equity Portfolio may make loans of their portfolio securities. Such loans will usually be made to member banks of the Federal Reserve System and member firms (and subsidiaries thereof) of the New York Stock Exchange and would be required to be secured continuously by collateral in cash, U.S. Government securities or an irrevocable letter of credit maintained on a current basis at an amount at least equal to the market value of the securities loaned. The Portfolio would continue to collect the equivalent of the interest or dividends on the securities loaned and would receive either interest (through investment of cash collateral) or a fee (if the collateral is U.S. Government securities or a letter of credit). The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases a Portfolio could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities.

When-Issued Securities

In order to help ensure the availability of suitable securities the Growth Portfolio, Small Company Portfolio, High Yield Bond Portfolio, Global Hard Assets Portfolio, International Equity Portfolio, Balanced Portfolio, Capital Growth Portfolio, World Growth Stock Portfolio and Emerging Growth Portfolio may purchase securities on a "when-issued" or on a "forward delivery" basis, which means that the obligations will be delivered to the Portfolios at a future date usually beyond customary settlement time. It is expected that, under normal circumstances, the Portfolios will take delivery of such securities. In general, the Portfolios do not pay for the securities until received and do not start earning interest on the obligations until the contractual settlement date. While awaiting delivery of the obligations purchased on such basis, the Portfolios will establish a segregated account consisting of liquid assets equal to the amount of the commitments to purchase "when-issued" securities. See the Statement of Additional Information.

Borrowing

Any Portfolio may borrow money from banks in an amount up to 5% of total asset value. The Emerging Growth, High Yield Bond, Global Hard Assets, S&P 500 Index and Growth Portfolios may borrow money

in an amount up to 33⅓% of total asset value. The Portfolios will borrow money only as a temporary measure and not for investment purposes. All Portfolios will maintain continuous asset coverage of at least 300% (as defined in the Investment Company Act of 1940) with respect to all of its borrowings. If at any time asset coverage falls below 300%, a Portfolio may be required to sell its assets within three days to reduce the amount of its borrowings and restore 300% asset coverage. Borrowing involves interest costs. Leveraging by means of borrowing will exaggerate the effect of any increase or decrease in the value of portfolio securities on the Fund's net asset value, and money borrowed will be subject to interest and other costs which may or may not exceed the investment return received from the securities purchased with borrowed funds. It is anticipated that such borrowings would be pursuant to a negotiated loan agreement with a commercial bank or other institutional lender.

Restricted and Illiquid Securities

All of the Portfolios may to some extent purchase certain restricted securities (those that are not registered under the Securities Act of 1933 ("33 Act") but can be offered and sold to "qualified institutional buyers under Rule 144A of the 33 Act) and limited amounts of illiquid securities. Illiquid investments include many restricted securities, repurchase agreements that mature in more than seven days or that have a notice or demand feature more than seven days, certain over-the-counter option contracts and participation interests in loans. Because illiquid securities trade less frequently and in smaller volume than liquid securities, the Portfolios may experience difficulty in closing out positions at prevailing market prices.

Certain repurchase agreements which provide for settlement in more than seven days, however, can be liquidated before nominal fixed term on seven day or less notice. The Portfolios will consider such repurchase agreements as liquid. Likewise, restricted securities (including commercial paper issued pursuant to 4 (2) of the 33 Act) that the Board of Directors or the Sub-Advisers have determined to be liquid will be treated as such.

A detailed discussion of the limitations on illiquid investments is found in "Restricted and Illiquid Securities" in the SAI.

Loan Participations and Other Direct Indebtedness

The Growth Portfolio, Capital Growth Portfolio, High Yield Bond Portfolio, Global Hard Assets Portfolio and International Equity Portfolio and the Emerging Growth Portfolio may invest a portion of their assets in "Loan Participations" and other direct indebtedness. By purchasing a loan participation, the Portfolios acquire some or all of the interest of a bank or other lending institution in a loan to a corporate borrower. Many such loans are secured, and impose restrictive covenants which must be met by the borrower. These loans are made generally to finance internal growth, mergers, acquisitions, stock repurchases, leveraged buy-outs and other corporate activities. Such loans may be in default at the time of purchase. The Portfolios may also purchase other direct indebtedness such as trade or other claims against companies, which generally represent money owed by the company to a supplier of goods and services. These claims may also be purchased at a time when the company is in default. Certain of the loan participations and other direct indebtedness acquired by the Portfolios may involve revolving credit facilities or other standby financing commitments which obligate the Portfolios to pay additional cash on a certain date or on demand.

The highly leveraged nature of many such loans and other direct indebtedness may make such loans especially vulnerable to adverse changes in economic or market conditions. Loan participations and other direct indebtedness may not be in the form of securities or may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Portfolios may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value. For a further discussion of loan participations, other direct indebtedness and the risks related to transactions therein, see the Statement of Additional Information.

Portfolio Turnover

The Growth Portfolio, Global Hard Assets Portfolio, Emerging Growth Portfolio, and Balanced Portfolio anticipate that active and frequent trading of portfolio securities will be a likely result of implementing principal investment strategies. In 1999, the portfolio turnover rate was 326.19% for the Growth Portfolio, 215.51% for the Global Hard Assets Portfolio, 163.56% for the Emerging Growth Portfolio, and 237.64% for the Balance Portfolio. A portfolio turnover rate of 200% is equivalent to buying and selling all of the securities in a portfolio twice in the course of a year. Trading costs associated with high portfolio turnover may affect performance. High portfolio turnover can on some occasions result in significant tax consequences to investors.

►ABOUT JEFFERSON PILOT VARIABLE FUND, INC.

The Fund currently consists of twelve investment portfolios, namely International Equity Portfolio, World Growth Stock Portfolio, Global Hard Assets Portfolio, Emerging Growth Portfolio, Capital Growth Portfolio, Small Company Portfolio, Growth Portfolio, S&P 500 Index Portfolio, Value Portfolio, Balanced Portfolio, High Yield Bond Portfolio, and Money Market Portfolio (the "Portfolios").

Because investment in a Portfolio involves both opportunities for gain and risks of loss, no assurance can be given that the Portfolios will achieve their objectives. The difference in objectives and policies among the various Portfolios can be expected to affect each Portfolio's investment return as well as the degree of market and financial risks to which each Portfolio is subject. Prospective investors should carefully review the objectives and policies of the Portfolios and consider their ability to assume the risks involved before allocating amounts to particular Portfolios.

Shares of the Portfolios are presently offered only to corresponding divisions of separate accounts established by Jefferson Pilot Financial Insurance Company ("Jefferson Pilot Financial") (formerly, Chubb Life Insurance Company of America), Jefferson-Pilot Life Insurance Company ("Jefferson-Pilot Life"), Alexander Hamilton Life Insurance Company of America ("Alexander Hamilton Life") or their affiliated insurance companies, to fund variable annuities and flexible premium variable life insurance policies. Shares may be offered in the future to other non-affiliated insurance companies in order to fund additional variable life insurance policies, variable annuity contracts or other investment products. The owner of a Policy may allocate among the Portfolios the amounts available for investment under the Policy. Jefferson Pilot Financial, Jefferson-Pilot Life and Alexander Hamilton Life are wholly-owned subsidiaries of Jefferson-Pilot Corporation, a North Carolina Corporation.

A potential for certain conflicts of interest exists between the interests of variable life insurance policyowners and variable annuity contract owners. In the event that shares of the Portfolios are offered to separate accounts funding variable annuity contracts, the Board of Directors of the Fund intends to monitor events for the existence of any material conflict between the interests of variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response thereto.

In the future, the Fund may sell its shares to other separate accounts, funding variable annuities and variable life insurance policies, established by Jefferson Pilot Financial, its affiliates, successors or assigns, or by other insurance companies with which Jefferson Pilot Financial may or may not be affiliated, and the Fund may add or delete Portfolios.

►THE INVESTMENT ADVISER

The investment adviser to the Fund is Jefferson Pilot Investment Advisory Corporation (the "Investment Adviser" or "Jefferson Pilot Investment Advisory"), a registered investment adviser and wholly-owned subsidiary of Jefferson-Pilot Corporation. Its address is One Granite Place, Concord, NH 03301.

The Investment Adviser provides supervisory investment advice, which involves recommending, evaluating, monitoring, and overseeing the activities of the Sub-Advisers. The Investment Adviser also reviews the practices of broker-dealers selected by the Sub-Advisers. In addition, Jefferson Pilot Investment Advisory provides the following administrative services to the Fund:

- acts as transfer agent and dividend paying agent
- provides office space and related utilities necessary for Fund operations
- recommends auditors, counsel and custodians
- provides personnel, data processing services, and supplies
- prepares and distributes proxy statements, prospectuses, Statements of Additional Information, reports and other shareholder communications
- schedules, plans the agenda for, and conducts the meetings of the Fund's directors and stockholders
- prepares and files tax returns and reports which federal, state, local or foreign laws may require

The cost of such facilities, supplies and services is included in the investment management fees which are paid to Jefferson Pilot Investment Advisory monthly at an annual rate based on a percentage of the average daily net asset value of each Portfolio, which rates for the most recent fiscal year were as follows:

Average Daily Net Assets	International Equity	World Growth Stock, Global Hard Assets, Small Company, Value and Balanced	Emerging Growth	Capital Growth	S&P 500 Index	High Yield Bond and Growth	Money Market
First $200 Million	1.00%	.75%	.80%	1.00%	.24%	.75%	.50%
Next $1.1 Billion	1.00%	.70%	.75%	.95%	.24%	.75%	.45%
Over $1.3 Billion	1.00%	.65%	.70%	.90%	.24%	.75%	.40%

Effective May 1, 2000, the Investment Adviser has voluntarily agreed to reimburse the S&P 500 Index Portfolio to the extent that operating expenses (with the exceptions noted below) exceed 0.28% of its average net expenses. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions or extraordinary expenses. The Investment Adviser retains the ability to be repaid by the Portfolio if expenses fall below the specified limit prior to the end of the fiscal year. This reimbursement arrangement, which may be terminated by the Investment Adviser at any time after April 30, 2001, can decrease the Portfolio's expenses and boost its performance.

The Sub-Advisers

Subject to the supervision of the Board of Directors and the Investment Adviser, the Sub-Advisers manage the Portfolios in accordance with the stated investment objectives and policies, make investment decisions for the Portfolios, and place orders for the purchase and sale of Portfolio securities.

Lombard Odier International Portfolio Management Limited ("Lombard Odier"), Norfolk House, 13 South Hampton Place, London, WC1A2AJ, UK, is the Sub-Adviser to the *International Equity Portfolio*. Lombard Odier is wholly-owned by Lombard, Odier & Cie ("LOC"), one of the largest and oldest private banks in Switzerland, established in 1798. Mr. Philippe Sarasin, a Managing Partner of LOC is Chairman of Lombard Odier. Lombard Odier currently manages over $11 billion in assets for institutional clients including one other open-end investment company. Although overall strategy is set by the Lombard Odier Strategy Committee, Mr. Jeremy Monk, Director and Head of EAFE Equities, will primarily be responsible for the day-to-day management of the International Equity Portfolio. Mr. Monk has 11 years of investment experience and has been with Lombard Odier since 1998. Previously Mr. Monk was a portfolio manager for Prudential Portfolio Managers UK Ltd. Mr. Ronald Armist is Managing Director and oversees the operations of the London office of Lombard Odier.

Templeton Global Advisors Limited ("Templeton"), Lyford Cay, Nassau, Bahamas, Sub-Adviser to the *World Growth Stock Portfolio*, is a registered investment adviser organized under the laws of the Bahamas. Templeton is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("Franklin"), a Delaware corporation. Templeton and its affiliates currently serve as investment adviser or sub-adviser to over 100 investment companies registered in the United States and abroad. Ms. Cindy Sweeting is primarily responsible for the day-to-day management of the Portfolio. Previously Ms. Sweeting was a Vice President of investments at McDermott International Investments Company. Ms. Sweeting, Vice President, joined Templeton in 1997 as a portfolio manager.

Van Eck Associates Corporation ("Van Eck"), 99 Park Avenue, New York, New York 10016, a registered investment adviser and a Delaware corporation is Sub-Adviser to the *Global Hard Assets Portfolio*. Van Eck acts as an adviser to two other registered investment companies, Van Eck Funds and Van Eck Worldwide Insurance Trust and as a sub-adviser to two other registered investment companies, PIMCO Funds Multi-Manager Series—Precious Metals Fund and The GCG Trust—Hard Assets Series, and manages or advises managers of portfolios of pension plans and other accounts. Mr. John C. van Eck and members of his immediate family own 100% of the outstanding voting securities of Van Eck. Since May 1, 1998, Derek van Eck and Kevin L. Reid have been primarily responsible for the day-to-day management of the Global Hard Assets Portfolio. Mr. Van Eck has been associated with Van Eck Associates as a portfolio manager since 1988 and is currently Director of Global Investments and an Executive Vice President of Van Eck as well as an

officer and/or portfolio manager of other mutual funds advised by Van Eck. Kevin L. Reid now serves as Co-Portfolio Manager of Worldwide Hard Assets Fund with Derek van Eck.

Massachusetts Financial Services Company ("MFS"), 500 Boylston Street, Boston, Massachusetts 02116, is Sub-Adviser to the *Emerging Growth*, *High Yield Bond*, and *Money Market Portfolios*. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund in the United States, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $136.72 Billion on behalf of approximately 4.2 million investor accounts as of December 31, 1999. As of such date, the MFS organization managed approximately $ 109.5 billion of assets in equity securities. Approximately $10.7 billion of the assets managed by MFS are invested in securities of foreign issuers and foreign denominated securities of U.S. issuers. MFS is an indirect subsidiary of Sun Life Assurance Company of Canada.

Toni Y. Shimura, a Senior Vice President of MFS, has been employed by MFS as a portfolio manager since 1987. Ms. Shimura became a portfolio manager of the Emerging Growth Portfolio on November 30, 1995. John W. Ballen, President and Chief Investment Officer of MFS, provides general oversight of the Portfolio. Mr. Ballen has been employed by MFS since 1984.

Bernard Scozzafava, a Senior Vice President of MFS is primarily responsible for the day-to-day management of the High Yield Bond Portfolio. Mr. Scozzafava has been employed as a portfolio manager by MFS since 1989.

Janus Capital Corporation ("Janus"), 100 Fillmore Street, Denver, Colorado 80206, a registered investment adviser and Colorado corporation, is Sub-Adviser to the *Capital Growth Portfolio* and *Balanced Portfolio* (effective May 1, 1999). J.P. Morgan served as sub-adviser to the Balanced Portfolio through May 1, 1999. The change in sub-advisers to the Balanced Portfolio will not affect the aggregate investment advisory fees paid by shareholders. Janus began serving as investment adviser to Janus Fund at its inception in 1970 and currently serves as investment adviser to all the Janus Funds, as well as adviser or sub-adviser to other mutual funds and individual, corporate and charitable and retirement accounts.

Mr. Marc Pinto has been primarily responsible for the day-to-day management of the Capital Growth Portfolio since 1994. Previously, he was employed by a family firm and as an Associate in the Investment Banking Division of Goldman Sachs.

Effective January 1, 2000, Karen Reidy will be primarily responsible for day-to-day management of the Balanced Portfolio. She will also be portfolio manager of the Janus Balanced Fund and Janus Equity Income Fund. Ms Reidy has been the assistant portfolio manager of the Balanced Portfolio since May, 1999, the Janus Fund since July, 1998, and the Janus Balanced and Janus Equity Income Funds since July 1999. Karen joined Janus in 1995. Previously, she was employed by Price Waterhouse performing corporate due diligence in the mergers and acquisitions area. Ms Reidy is a Chartered Financial Analyst.

Lord, Abbett & Co., 90 Hudson Street, Jersey City, NJ 07302, a registered investment adviser and partnership is Sub-Adviser to the *Small Company Portfolio*. Pioneer served as sub-adviser to the Small Company Portfolio through May 1, 1999. The change in sub-advisers to the Small Company Portfolio will not affect the aggregate investment advisory fees paid by shareholders. Founded in 1929, Lord Abbett manages one of the nation's oldest mutual fund complexes, with approximately $33 billion in more than 40 mutual fund portfolios and other advisory accounts. Lord Abbett uses a team of portfolio managers and analysts acting together to manage the company's investments. Stephen McGruder, Partner of Lord Abbett, heads the team and is the senior portfolio manager. Important members of the team include Lesley-Jane Dixon and Rayna Lesser. Mr. McGruder and Ms. Dixon have been with Lord Abbett since 1995. Ms. Lesser has been with Lord Abbett since 1996. Prior to joining Lord Abbett, Mr. McGruder was a portfolio manager and Ms. Dixon was an equity analyst with Wafra Investment Advisory Group. Ms. Lesser joined Lord Abbett directly from Barnard College.

Strong Capital Management, Inc. ("Strong"), P.O. Box 2936, Milwaukee, Wisconsin 53201, the Sub-Adviser to the *Growth Portfolio*, was organized in 1974. Since then, Strong's principal business has been providing investment supervision for individuals and institutional accounts, such as pension funds and profit sharing plans, as well as mutual funds, several of which are available through variable insurance products. Strong provides investment management services for mutual funds and other investment portfolios representing assets of over $38 billion. The portfolio manager for the Growth

Portfolio is Mr. Ronald Ognar. Mr. Ognar, a Chartered Financial Analyst with more than 30 years of investment experience joined Strong in April 1993, after two years as a principal and portfolio manager with RCM Capital Management. For approximately three years prior to that, he was a portfolio manager at Kemper Financial Services. In addition to his duties as portfolio manager of the Growth Portfolio, Mr. Ognar also manages the Strong Growth Fund and co-manages the Strong Mid Cap Growth Fund.

Barclays Global Fund Advisors ("Barclays"), 45 Fremont Street, San Francisco, California 94105, is Sub-Adviser to the *S&P 500 Index Portfolio*. Barclays is a wholly-owned subsidiary of Barclays Global Investors, NA (BGI), which in turn is an indirect subsidiary of Barclays Bank PLC. BGI, with its affiliates, is the world's largest manager of institutional investment assets. As of December 31, 1999, BGI and its affiliates, including Barclays, provided investment advisory services for assets worth in excess of $780 billion. Barclays uses teams of portfolio managers, investment strategists, and other investment specialists. This team approach brings together many disciplines and leverages Barclay's extensive resources. BGI has pioneered research in asset allocation, indexed investing and investment modeling since 1971.

Credit Suisse Asset Management, LLC ("Credit Suisse"), 466 Lexington Avenue, New York, New York 10017, is Sub-Adviser to the *Value Portfolio*.

Credit Suisse is an indirect wholly-owned U.S. subsidiary of Credit Suisse Group. Credit Suisse serves as investment adviser to separate accounts and investment companies, including the Warburg Pincus Funds, and together with its predecessor firms, has been engaged in the investment advisory business for over 60 years. As of December 31, 1999, Credit Suisse had assets under management of approximately $72 billion. Scott T. Lewis and Robert E. Rescoe serve as co-portfolio managers of the Value Portfolio. Mr. Lewis, a Managing Director of Credit Suisse, joined Credit Suisse as a result of Credit Suisse Group's acquisition of Warburg Pincus Asset Management, Inc. which he joined in 1986. Mr. Lewis has over 17 years industry experience and, in addition to his duties as co-portfolio manager of the Value Portfolio, Mr. Lewis also serves as co-portfolio manager to the Warburg Pincus Value Fund (formerly, the Warburg Pincus Growth and Income Fund) and other Warburg Pincus Funds. Mr. Rescoe, a Director of Credit Suisse, joined Credit Suisse as a result of Credit Suisse Group's acquisition of Warburg Pincus, which he joined in 1993. Mr. Rescoe has over 20 years industry experience, and in addition to serving as co-portfolio manager of the Value Portfolio also serves as co-portfolio manager to the Warburg Pincus Value Fund and other Warburg Pincus Funds.

The Fund and Jefferson Pilot Investment Advisory have obtained an exemptive order from the Securities and Exchange Commission which permits Jefferson Pilot Investment Advisory, without further shareholder approval, to replace or add Subadvisers and to enter into Subadvisory Agreements with those Subadvisers upon approval of the Fund's Board of Directors. The relief provided by the exemptive order is subject to certain conditions. For example, within sixty days of the hiring of any new Subadviser or the implementation of any proposed material change to an Investment Subadvisory Agreement, shareholders will be furnished all information that would be included in a proxy statement regarding the new Subadviser or Subadvisory Agreement. Moreover, the Adviser will not enter into an Investment Subadvisory Agreement with any Affiliated Subadviser without shareholder approval. In addition, whenever a Subadviser is hired or terminated, the Adviser will provide the Board of Directors with information showing the expected impact on the Adviser's profitability and will report on such impact quarterly. JEFFERSON PILOT INVESTMENT ADVISORY HAS ULTIMATE RESPONSIBILITY FOR THE INVESTMENT MANAGEMENT OF EACH PORTFOLIO EMPLOYING SUBADVISERS DUE TO ITS RESPONSIBILITY TO OVERSEE SUBADVISERS AND RECOMMEND THEIR HIRING, TERMINATION, AND REPLACEMENT.

▶BUYING AND SELLING SHARES

Shares of capital stock of each Portfolio of the Fund are offered only to the corresponding division of a separate account to which premiums have been allocated by the owner of a Policy. Shares are sold and redeemed at their net asset value as next determined following receipt by the separate account of premium payments, surrender requests under Policies, loan payments, transfer requests, and similar or related transactions through the separate account. No selling commission or redemption charge is made with respect to the purchase or sale of Fund shares.

Jefferson Pilot Variable Corporation, One Granite Place, Concord, New Hampshire 03301, is the principal underwriter and distributor of the Fund's shares. Jefferson Pilot Variable Corporation is an affiliate of Jefferson Pilot Investment Advisory and a wholly-owned subsidiary of Jefferson-Pilot Corporation.

Determination of Net Asset Value

The net asset value of the shares of each Portfolio of the Fund is determined as of the close of regular trading on the New York Stock Exchange (presently 4:00 P.M. New York Time), on each day during which the New York Stock Exchange is open for trading except on days where both (i) the degree of trading in the Portfolio's securities would not materially affect the net asset value of the Portfolio's shares and (ii) no shares of the Portfolio were tendered for redemption or no purchase order was received. The New York Stock Exchange is open from Monday through Friday except on the following national holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. In the event that any of the above holidays falls on a Sunday, it is regularly observed on the following Monday. The net asset value of each Portfolio will not be calculated on the following local holidays: the day before Independence Day if Independence Day falls on a Saturday, the day after Thanksgiving, the day after Christmas, the day before Christmas if Christmas falls on a Friday or Saturday, the Monday following Christmas if Christmas falls on a Saturday, and the Friday before Christmas if Christmas falls on a Sunday.

An equity security listed on a stock exchange is valued at the closing sale price on the exchange on which such security is principally traded. If no sale took place, the bid price at the close of trading is used. A security not listed on a stock exchange is valued at the closing sale price as reported on a readily available market quotation system, or, if no sales took place, the mean of the bid and asked prices at the close of trading in the over-the-counter market. Quotations of foreign securities in foreign currencies are converted to United States dollar equivalents using appropriately translated foreign market prices.

Trading in securities on exchanges in European and Far Eastern countries, and in over-the-counter markets in such other nations, is normally completed well before the close of trading on the New York Stock Exchange. Trading of European and Far Eastern securities, either generally or in a particular country or countries, may not take place on every day on which the New York Stock Exchange is open. Furthermore, trading takes place in Japanese markets on certain Saturdays, and in various foreign markets on days which are not business days in New York and on which the Fund's net asset value is not normally calculated. The calculation of the net asset value of those Portfolios which do such trading, therefore, may not take place contemporaneously with the determination of the prices of many of the securities of each such Portfolio which are used in making the calculation of net asset value. Occasionally, events affecting the values of such securities may occur between the times at which they are determined and the close of the New York Stock Exchange, which events may not be reflected in the computation of a Portfolio's net asset value. If, during such periods, events occur which materially affect the value of the securities of a Portfolio, and during such periods either shares are tendered for redemption or a purchase or sale order is received by the Fund, such securities will be valued at fair value as determined in good faith by the Board of Directors of the Fund.

Short-term debt securities having remaining maturities of 60 days or less are valued on an amortized cost basis unless the Board determines that such method does not represent fair value. This procedure values a purchased instrument at cost on the date of purchase plus assumes a constant rate of amortization of any discount or premium, regardless of any intervening change in general interest rates or the market value of the instrument.

Options and convertible preferred stocks listed on a national securities exchange are valued as of their

last sale price or, if there is no sale, at the current bid price. Futures Contracts are valued as of their last sale price or, if there is no sale, at the mean of the bid and asked price.

All other securities and assets are valued at their fair value as determined in good faith by the Board of Directors of the Fund.

With the approval of the Board, the Fund may utilize a pricing service, a bank, or a broker-dealer experienced in such matters to perform any of the above-described valuation functions.

Further discussion of asset valuation methods is included in the Statement of Additional Information under the heading "DETERMINATION OF NET ASSET VALUE."

▶TAXES AND DIVIDENDS

It is the Fund's policy to comply with the provisions of the Internal Revenue Code (the "Code") regarding distribution of investment income. Under those provisions, a Portfolio will not be subject to federal income tax on that portion of its ordinary income and net capital gains distributed to shareholders.

Portfolios exempt from Section 4982 of the Code intend to distribute ordinary income and net capital gains for the fiscal period ending on December 31 by the first business day of April of the following year. Portfolios which are not exempt from Section 4982 of the Code (currently, the High Yield Bond Portfolio) intend to distribute ordinary income for the fiscal period ending on December 31, and net capital gains for the fiscal period ending on October 31, by the first business day of January of the following year. Any Portfolio may make supplemental distributions of ordinary income and net capital gains following the end of the Portfolio's fiscal year. All dividends and distributions will be automatically reinvested in additional shares of the Portfolio with respect to which dividends have been declared, at net asset value, as of the ex-dividend date of such dividends.

Although changes in the value of securities subsequent to their acquisition are reflected in the net asset value of shares of the Portfolio, such changes will not affect the income received by the Portfolios from such securities. However, the dividends paid by the Portfolios, if any, will increase or decrease in relation to the income received by the Portfolio from its investments, which would in any case be reduced by the Portfolio's expenses before it is distributed to shareholders.

Section 817(h) of the Code and regulations thereunder set standards for diversification of the investments underlying variable life insurance policies and variable annuity contracts (together, "variable contracts") in order for such variable contracts to be treated as life insurance policies or as annuity contracts under the Code. These requirements, which are in addition to diversification requirements applicable to the Portfolios under Subchapter M and the Investment Company Act of 1940, may affect the composition of a Portfolio's investments. Since the shares of the Fund are currently sold to segregated asset accounts underlying such variable contracts, the Fund intends to comply with the diversification requirements as set forth in the regulations.

The Secretary of the Treasury may in the future issue additional regulations or revenue rulings that will prescribe the circumstances in which a policyowner's control of the investments of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the separate account. Failure to comply with Section 817(h) of the Code or any regulations thereunder, or with any regulations or revenue rulings on policyowner control, if promulgated, would cause earnings on a policyowner's interest in the separate account to be includible in the policyowner's gross income in the year earned.

to learn more

More information on the Jefferson Pilot Variable Fund, Inc. is available free upon request, including the following:

Annual/Semiannual Report

The annual and semi-annual reports to shareholders provide additional information about the Fund's investments along with a discussion of the market conditions and investment strategies that significantly affected the Fund's performance.

Statement of Additional Information (SAI)

The SAI provides more details about the Portfolios of the Fund and their respective investment policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference.

To obtain information

By telephone: 800-258-3648 ext. 7719 (outside NH)
800-322-0235 ext. 7719 (inside NH)

By mail, write to:
Jefferson Pilot Variable Fund, Inc.
One Granite Place
Concord, NH 03301

On the Internet, Fund documents and reports may be viewed or downloaded from the EDGAR database on the SEC's web site at: http://www.sec.gov

Copies of this information may be obtained by request, after paying a duplication fee, via e-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. You can also obtain copies by visiting the SEC's Public Reference Room in Washington, D.C. (1-202-942-8090).

SEC file number: 002-94479